UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: June 4, 2025	/s/ Kyle Kazan
	By:	Kyle Kazan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release, dated May 14, 2025

99.2	News Release, dated May 20, 2025

99.3	Notice of Availability of Proxy Materials

99.4	Form of Proxy

99.5	Management Information circular, dated May 15, 2025

99.6	Notice of Annual and Special Meeting of Shareholders, dated May 15, 2025

99.7	Form 45-102F1, dated May 23, 2025

99.8	News Release, dated June 3, 2025

3